9 April, 2025

Division of Corporation Finance

Office of Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear SEC Officers:

Re:	Bluemount Holdings Limited
Registration Statement on Form F-1
Filed March 17, 2025
File No. 333-285843

On behalf of Bluemount Holdings Limited (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated March 27, 2025 with respect to the Registration Statement on Form F-1 (File No. 333-285843), filed on March 17, 2025 by the Company. For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in the revised Form F-1 (the “Revised F-1”), filed concurrently with the submission of this letter in response to the Staff’s comments.

Registration Statement on Form F-1

General

1.Please revise the presentation of your financial statements and other financial data presented in tabular form so that it reads consistently from left to right in the same chronological order throughout the filing. We note MD&A presents the current period first while your financial statements present the prior period first. Refer to SAB Topic 11:E for guidance.

Response: In response to the Staff’s comment, the Company has amended the presentation of its financial statements and other financial data throughout the Revised F-1.

Revenues

Advisory service fee income, page 89

2.Please expand your disclosure, similar to your disclosure for advisory service income for fiscal year end 2024 and 2023 on page 83, regarding the material increase in advisory service fee income and the upsurge in major projects undertaken during the latter half of the six months ended September 30, 2024. Please include relevant facts about the projects to inform investors about the quality of, and potential variability of this revenue source so that investors can ascertain the likelihood that past performance is indicative of future performance. Specifically, provide details about the number of projects each period, the nature of projects (e.g., ad hoc vs. recurring, etc.), the timeline of major projects including when they are expected to end, and any estimate of revenue that may be recognized in future periods.

Response: In response to the Staff’s comment, the Company has revised pages 89 of the Revised F-1.

Impairment loss on trade and other receivables, page 89

3.Please revise your disclosures to discuss the key facts and circumstances that resulted in the reversal of the impairment loss on trade and other receivables for the current interim period.

Response: In response to the Staff’s comment, the Company has revised pages 89 of the Revised F-1.

Trading of timepieces, page 89

4.Please revise to provide details on the number of timepieces sold in each period and any other factors that impacted the decrease in these revenues.

Response: In response to the Staff’s comment, the Company has revised pages 89 of the Revised F-1.

Major customers, page 99

5.We note the revenue concentration within your customer base, including from Customer B, Customer C, Customer D, and Customer E. Please identify these customers. In addition, revise the second risk factor on page 29 accordingly. Further, if applicable, disclose the terms of any material agreements with these customers and file the agreements as exhibits. Refer to Item 601(b)(10) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised pages 29, 99 to 101 of the Revised F-1 to disclose the names of the customers.

Additionally, the Company respectfully advises the Staff that it determined that its agreements with these four customers are not material agreements under Item 601(b)(10) of Regulation S-K because (1) the agreements were entered into in the ordinary course of the Company’s business and the forms of agreements constituting the entire customer relationship are ordinary course agreements for the Company and (2) the Company’s business and profitability are not substantially dependent on any of the agreements with these four customers, given that (i) the Company has not signed any long term contract with these customers, and (ii) the loss of any one customer will not materially and adversely affect the Company’s profitability in the long run because of the Company’s ability to attract new customers and to secure new projects from its existing customers, which flexibility is demonstrated by the fact that the Company’s diversified customer base and its proven strategies for acquiring new customers and expanding existing relationships.

Item 601(b)(10)(ii) of Regulation S-K provides that if a contract ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed unless it falls under one of four enumerated exceptions. The Company has reviewed its relationship with the four customers and, based on that review, believes that the agreements with these four customers are the type of arrangement that typically accompanies the kind of business conducted by the Company in the ordinary course. Therefore, the agreements with these four customers do not fall into any of the four enumerated exceptions for contracts entered into in the ordinary course of business.

Signatures, page II-5

6.Based on your disclosure on page 163 it appears that your board consists of five members but only two directors have signed the registration statement. Please revise to have the majority of the board of directors sign the registration statement or advise.

Response: The Company respectfully advises the Staff that the other three directors have not been appointed to the board and will be appointed immediately after effectiveness of the registration statement.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at +852.5600.0188.

Very truly yours,

/s/ Lawrence S. Venick
Lawrence S. Venick